FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 13, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO DISCOVERS NEW GOLD DEPOSIT AND INCREASES MINERAL RESOURCES AT TWANGIZA

Toronto, Canada – June 13, 2007 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce the following updated Mineral Resource estimates at its wholly-owned Twangiza project in the Democratic Republic of the Congo (the “DRC”).

Highlights:

•	Measured and Indicated Mineral Resources have increased to 3,146,200 ounces of gold (45,970,000 tonnes grading 2.13 g/t Au).

•	Inferred Mineral Resource has increased to 3,088,100 ounces of gold (47,474,000 tonnes grading 2.02 g/t Au).

•

The above updated Inferred Mineral Resource includes resources from a new discovery, Twangiza North. The Twangiza North deposit has an estimated Inferred Mineral Resource of 885,500 ounces of gold (7,836,000 tonnes grading 3.51 g/t Au). This Twangiza North resource estimate includes 155,200 ounces (2,438,000 tonnes grading 1.98 g/t Au) that were previously included as part of the Twangiza Main deposit but are now considered geologically as part of the Twangiza North deposit. The balance of the Twangiza North estimate of 730,300 ounces of gold (5,398,000 tonnes grading 4.20 g/t Au) represents new resources.

This increase in Mineral Resources at Twangiza results from a core drilling program of 23,873.12 metres (100 diamond drill holes), which commenced in February 2006. Drilling is continuing with four diamond core rigs at Twangiza with the goal of adding to and upgrading these Mineral Resources.

Table I below summarises the current Mineral Resource estimates at Twangiza (with an effective date of June 6, 2007).

Table I

Mineral Resource Category	Tonnes	Grade	Ounces
		(g/t Au)
Measured	14,510,000	2.82	1,313,400
Indicated	31,460,000	1.81	1,832,800
Measured & Indicated	45,970,000	2.13	3,146,200

Inferred	47,474,000	2.02	3,088,100

(Using a 1.0 g/t Au cut-off).

Table II below summarises the Mineral Resources at Twangiza in terms of oxide, transitional and fresh rock (sulphide) categories.

Table II

Material Type	Measured & Indicated			Inferred
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(g/t Au)			(g/t Au)
Oxide	13,080,000	2.72	1,143,900	5,121,000	3.37	555,100
Transition	11,356,000	2.32	846,100	3,845,000	3.05	377,100
Fresh	21,534,000	1.67	1,156,200	38,508,000	1.74	2,155,900
Total	45,970,000	2.13	3,146,200	47,474,000	2.02	3,088,100

(using a 1.0 g/t Au cut-off).

These Mineral Resources have been determined to vertical depths varying from 160 metres below surface in the north end of the Twangiza Main deposit to 400 metres in the south end of the Twangiza Main deposit following the plunge of the mineralization and to 180 metres at Twangiza North.

The Mineral Resources were calculated from the current and previous core drilling programs as well as previous adit information. Gold grades in the Twangiza Main deposit have been determined using ordinary kriging into a 3-Dimensional block model constrained by wireframes with primary block dimensions of 20 metres along the strike and cross structure directions, and 10 metres in the vertical direction. Gold grades in the Twangiza North deposit have been determined using weighted inverse distance squared into a 3-Dimensional block model constrained by wireframes for the mineralization with primary block dimensions of 10 metres along the strike and cross structure directions, and 5 metres in the vertical direction. Higher-grade values in the oxide and transition material have been statistically capped to 32 g/t Au while in the sulphide material higher-grade values have been statistically capped to 20 g/t Au. Tonnages and grades are reported using a 1.0 g/t Au cut-off. The variation in the Mineral Resources of the transition and fresh rock (sulphide) categories compared with previous estimates also includes a reinterpretation of the transition-fresh rock interface.

The Twangiza North discovery was a result of drilling out a +100 ppb gold-in-soil anomaly that has a strike length of approximately 1.8 kilometres. Unlike the gold mineralization at the Twangiza Main deposit, where the gold mineralization is hosted predominantly in shales and siltstones, the mineralization at Twangiza North is associated predominantly with feldspar porphyry sills that have intruded westerly dipping sediments (shales and siltstones). This mineralization is open at depth and to the north where recent detailed regolith mapping has indicated that the gold-in-soil anomalism has been masked by recent colluvial and alluvium material. The northern extension of the Twangiza North discovery will be tested shortly.

Commenting on these results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said “We are excited by the discovery of the new Twangiza North deposit that remains open at depth and along strike as well as the above average grade of 4.20g/t Au for the new resource. The full extent of this new discovery will be drill tested over the coming months, including its extension under cover to the north. These new resources will be included in the Preliminary Assessment (scoping) study which is currently being undertaken with completion anticipated during July.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half the sample then being pulverised down to minus 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory in Mwanza, Tanzania or ALS Chemex in Johannesburg, South Africa (which are both independent of the Company) where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

The Mineral Resource estimates disclosed in this press release have been prepared in accordance with National Instrument 43-101 (“NI 43-101”) based on information compiled by Banro’s Mineral Resources Manager, Daniel Bansah, who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M). Mr. Bansah has over 18 years experience in the determination of gold mineral resources and is a “qualified person” as such term is defined in NI 43-101. Mr. Bansah has reviewed and approved the contents of this press release.

Independent geological consultants, SRK Consulting (UK) Ltd., have reviewed the estimation method and concur with the approach used by Banro.

Additional information with respect to the Twangiza project is contained in the technical report of Michael B. Skead (who is the Company’s Vice President, Exploration and a “qualified person” as such term is defined in NI 43-101) dated March 6, 2007, and entitled “Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com. Exploration at Twangiza is being conducted under the supervision of Mr. Skead (Aus.I.M.M).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, potential mineralization, potential mineral resources and the Company’s exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the preliminary nature of metallurgical results, changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource figures disclosed in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

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For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.